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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

      REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A -- 16 AND 15D -- 16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        FOR QUARTER ENDED JUNE 30, 2000

                        COMMISSION FILE NUMBER 001-11145

                            ------------------------

                              BIOVAIL CORPORATION

                (Translation of registrant's name into English)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA

             (address of principal executive offices and zip code)

                                 (416) 285-6000

               Registrant's telephone number, including area code

                            ------------------------

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        FORM 20-F /X/      FORM 40-F / /

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934.

                              YES / /      NO /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              BIOVAIL CORPORATION
                                QUARTERLY REPORT

    THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION
NO. 333-92229).

                                     INDEX
                        PART I -- FINANCIAL INFORMATION

Consolidated Balance Sheets, June 30, 2000 and December 31,
  1999......................................................    2

Consolidated Statements of Income for the six months and
  three months ended June 30, 2000 and 1999.................    3

Consolidated Statements of Cash Flows for the six months
  ended June 30, 2000 and 1999..............................    4

Condensed Notes to the Consolidated Financial Statements....    5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   12

                          PART II -- OTHER INFORMATION

Operational Information.....................................   17

Legal Proceedings...........................................   17

Material Issued to Shareholders.............................   17

Additional Developments.....................................   17

    (All dollar amounts in this Report are expressed in U.S. dollars unless otherwise stated.)

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                          IN ACCORDANCE WITH U.S. GAAP

        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              ---------   -------------
ASSETS
CURRENT
  Cash and cash equivalents.................................  $447,453      $178,086
  Short-term investments....................................    61,675        65,893
  Accounts receivable.......................................    81,986        60,571
  Inventories (Note 2)......................................    23,891        12,701
  Assets held for disposal (Note 3).........................     --           20,000
  Deposits and prepaid expenses.............................     3,075         3,172
                                                              --------      --------
                                                               618,080       340,423

LONG-TERM INVESTMENTS (Note 4)..............................     1,654            12
PROPERTY, PLANT AND EQUIPMENT, net..........................    46,407        45,300
OTHER ASSETS, net (Note 5)..................................    87,543        86,478
                                                              --------      --------
                                                              $753,684      $472,213
                                                              ========      ========

LIABILITIES
CURRENT
  Accounts payable..........................................  $ 22,813      $ 22,685
  Accrued liabilities.......................................    24,543        31,107
  Income taxes payable......................................     4,945         3,585
  Customer prepayments......................................     9,922         4,962
  Deferred tax liability....................................       336           336
  Current portion of long-term debt (Note 6)................     1,298        12,016
                                                              --------      --------
                                                                63,857        74,691

DEFERRED TAX LIABILITY......................................     4,531         4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES
  (Note 7)..................................................   300,000        --
LONG-TERM DEBT (Note 6).....................................     --          125,488
                                                              --------      --------
                                                               368,388       204,877
                                                              --------      --------

SHAREHOLDERS' EQUITY
  Common shares, no par value, unlimited shares authorized,
    64,797,000 and 62,196,000 issued and outstanding at
    June 30, 2000 and December 31, 1999, respectively
    (Note 8)................................................   476,363       373,962
  Warrants..................................................     8,244         8,244
  Warrant subscription receivable...........................     --           (2,287)
  Deficit...................................................   (98,399)     (113,843)
  Accumulated other comprehensive income (loss).............      (912)        1,260
                                                              --------      --------
                                                               385,296       267,336
                                                              --------      --------
                                                              $753,684      $472,213
                                                              ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                          IN ACCORDANCE WITH U.S. GAAP

  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)
                                  (UNAUDITED)

                                                    THREE MONTHS ENDED           SIX MONTHS ENDED
                                                         JUNE 30,                    JUNE 30,
                                                 -------------------------   -------------------------
                                                    2000          1999          2000          1999
                                                 -----------   -----------   -----------   -----------
REVENUE
  Product sales................................  $    42,362   $    24,979   $    75,993   $    37,541
  Research and development.....................       15,495         7,878        25,996        13,955
  Royalty and licensing........................        2,585         2,550         5,313        11,502
                                                 -----------   -----------   -----------   -----------
                                                      60,442        35,407       107,302        62,998
                                                 -----------   -----------   -----------   -----------
EXPENSES
  Cost of goods sold...........................       13,538         7,848        24,573        12,887
  Research and development.....................       13,942         6,459        25,708        11,783
  Selling, general and administrative..........       11,559         6,798        21,398        13,266
                                                 -----------   -----------   -----------   -----------
                                                      39,039        21,105        71,679        37,936
                                                 -----------   -----------   -----------   -----------
OPERATING INCOME...............................       21,403        14,302        35,623        25,062
INTEREST INCOME (EXPENSE), net.................        2,383        (2,657)        2,117        (5,449)
                                                 -----------   -----------   -----------   -----------
INCOME BEFORE INCOME TAXES.....................       23,786        11,645        37,740        19,613
PROVISION FOR INCOME TAXES.....................        1,444           775         2,257         1,308
                                                 -----------   -----------   -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM...............       22,342        10,870        35,483        18,305
EXTRAORDINARY ITEM -- Premium paid on early
  extinguishment of U.S. Dollar Senior Notes
  (Note 6).....................................      --            --            (20,039)      --
                                                 -----------   -----------   -----------   -----------
NET INCOME.....................................  $    22,342   $    10,870   $    15,444   $    18,305
                                                 ===========   ===========   ===========   ===========
BASIC EARNINGS (LOSS) PER SHARE (Note 9)
  Income before extraordinary item.............  $      0.34   $      0.22   $      0.56   $      0.37
  Extraordinary item...........................      --            --              (0.31)      --
                                                 -----------   -----------   -----------   -----------
  Net income...................................  $      0.34   $      0.22   $      0.24   $      0.37
                                                 ===========   ===========   ===========   ===========
DILUTED EARNINGS (LOSS) PER SHARE (Note 9)
  Income before extraordinary item.............  $      0.31   $      0.21   $      0.50   $      0.35
  Extraordinary item...........................      --            --              (0.28)      --
                                                 -----------   -----------   -----------   -----------
  Net income...................................  $      0.31   $      0.21   $      0.22   $      0.35
                                                 ===========   ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (Note 9).........................
  Basic........................................   64,765,000    49,068,000    63,775,000    49,068,000
                                                 ===========   ===========   ===========   ===========
  Diluted......................................   71,559,000    52,680,000    70,925,000    52,680,000
                                                 ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          IN ACCORDANCE WITH U.S. GAAP

        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $ 15,444   $ 18,305
  Depreciation and amortization.............................    10,018      3,154
  Deferred income tax recovery..............................      (167)     --
  Extraordinary item -- Premium paid on early extinguishment
    of U.S. Dollar Senior Notes (Note 6)....................    20,039      --
  Compensation cost for employee stock options..............     --           900
                                                              --------   --------
                                                                45,334     22,359
  Change in non-cash operating items (Note 11)..............   (35,142)    10,533
                                                              --------   --------
                                                                10,192     32,892
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment, net...........    (5,791)    (2,785)
  Maturity of short-term investments, net...................     4,218      --
  Acquisition of long-term investments......................    (2,285)     --
  Proceeds from assets held for disposal (Note 3)...........    20,000      --
  Decrease in other assets..................................       261      --
  Acquisition of product rights.............................     --        (1,811)
  Repayment of executive stock purchase plan loans..........     --            31
                                                              --------   --------
                                                                16,403     (4,565)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares (Note 8)........................   102,822      2,088
  Repurchase of common shares...............................     --       (23,550)
  Issuance of Convertible Subordinated Preferred Equivalent
    Debentures, net of financing costs (Note 7).............   289,410      --
  Repurchase of U.S. Dollar Senior Notes (Note 6)...........  (141,017)     --
  Reduction in other long-term debt.........................   (10,657)      (300)
  Collection of warrant subscription receivable.............     2,287      1,397
                                                              --------   --------
                                                               242,845    (20,365)
                                                              --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................       (73)       117
                                                              --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................   269,367      8,079

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............   178,086     78,279
                                                              --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $447,453   $ 86,358
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    CHANGE IN ACCOUNTING REPORTING CONVENTION

    Prior to the current fiscal year, Biovail Corporation ("Biovail" or the "Company") reported its consolidated results in accordance with Canadian generally accepted accounting principles ("GAAP"). As of January 1, 2000, the Company began to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

    The decision to provide U.S. GAAP financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of the Company's industry customers and competitors.

    Consolidated financial statements in U.S. dollars and prepared in accordance with Canadian GAAP are attached as an Exhibit to this Report.

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. GAAP, applied on a consistent basis. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes on Form 20-F for the year ended December 31, 1999.

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

    NEW ACCOUNTING STANDARDS

    In July 1999, the Financial Accounting Standards Board ("FASB") announced the delay of the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), for one year to the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS No. 133. The Company is determining the impact of the adoption of SFAS No. 133.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. In July 2000, the SEC further delayed the implementation date to the fourth quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. The Company is continuing to evaluate SAB 101's potential future impact on Biovail's financial position and results of operations with respect to upfront fees and milestone payments earned by the Company under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

2.  INVENTORIES

                                                                  JUNE 30,    DECEMBER 31,
                                                                    2000          1999
                                                                  ---------   -------------
    Raw materials...............................................   $ 9,923       $ 5,149
    Work in process.............................................    10,748         4,258
    Finished goods..............................................     3,220         3,294
                                                                   -------       -------
                                                                   $23,891       $12,701
                                                                   =======       =======

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

3.  ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz Technologies Ltd. ("Fuisz") on November 12, 1999, that certain operations of Fuisz were not strategic to the Company's business plans and accordingly should be sold.

    Effective January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. No gain or loss was recognized by the Company on this transaction as Clonmel was included at fair value in the purchase price allocation at November 12, 1999.

    In addition, under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz. As a result, the cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999 and included in short-term investments, has become unrestricted.

4.  LONG-TERM INVESTMENTS

    In February 2000, in connection with the acquisition from Hemispherx Biopharma, Inc. ("Hemispherx") of the exclusive Canadian marketing rights to Ampligen, the Company made a $2,250,000 investment in common shares of Hemispherx, the supplier of the product. The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. The fair value of the investment at June 30, 2000 was $1,607,000.

5.  OTHER ASSETS

    The following table summarizes other assets net of accumulated amortization.

                                                                  JUNE 30,    DECEMBER 31,
                                                                    2000          1999
                                                                  ---------   -------------
    Goodwill....................................................   $30,766       $31,771
    Core technology and workforce...............................    17,487        18,195
    Product rights and royalty interests........................    27,759        31,945
    Deferred financing costs....................................    11,382         4,219
    Other intangibles...........................................       149           348
                                                                   -------       -------
                                                                   $87,543       $86,478
                                                                   =======       =======

    Amortization amounted to $6,005,000 and $1,374,000 for the six months ended June 30, 2000 and 1999, respectively and $2,231,000 and $863,000 for the three months ended June 30, 2000 and 1999, respectively.

    Deferred financing costs at June 30, 2000 relate to the Convertible Subordinated Preferred Equivalent Debentures issued on March 22, 2000. These costs are being amortized over the 25 year term of the debentures.

    Deferred financing costs at December 31, 1999 related to the 10 7/8% U.S. Dollar Senior Notes that the Company repurchased on March 22, 2000. The remaining costs at March 22, 2000, amounting to $4,022,000, were included in the determination of the premium paid to retire the notes and recorded in the extraordinary item in the first quarter of 2000.

6.  LONG-TERM DEBT

                                                                    2000       1999
                                                                  --------   --------
    Non-interest bearing government loan........................   $  848    $  1,250
    U.S. Dollar Senior Notes....................................    --        125,000
    Term bank loan..............................................    --         10,799
    Other debt..................................................      450         455
                                                                   ------    --------
                                                                    1,298     137,504
    Less current portion........................................    1,298      12,016
                                                                   ------    --------
                                                                   $--       $125,488
                                                                   ======    ========

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

6.  LONG-TERM DEBT (CONTINUED)
    On March 22, 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes at a redemption price of 112.820% of the principal amount. The premium paid by the Company of $16,017,000 together with the unamortized financing costs of $4,022,000 were recorded as an extraordinary item in the first quarter of 2000.

    Under the terms of the sale of Clonmel, the Company repaid the IRL8,452,000 term bank loan outstanding at December 31, 1999.

    The Company has a $75,000,000 credit facility available with a Canadian chartered bank. Advances under the credit facility can be drawn in either U.S. or Canadian funds and are secured by accounts receivable and inventories. Interest rates available to the Company in respect of advances are U.S. base rate plus 0.25%, LIBOR plus 1.25% and the bank's prime lending rate plus 0.25%. A standby fee of 0.0625% applies to the unused portion of the credit facility. At June 30, 2000, the Company had not utilized any portion of the credit facility.

7.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    On March 22, 2000, the Company issued $300 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"). The Convertible Preferred Securities are unsecured and subordinated to all Senior Indebtedness, as defined, of the Company.

    The Convertible Preferred Securities are convertible at any time into common shares at $60.675 per common share and may be redeemed at the option of the Company beginning on March 31, 2003 at a redemption price of 104.725% declining each year as prescribed in the indenture agreement to 100% by March 31, 2010. The Company has a special right to redeem the Convertible Preferred Securities prior to March 31, 2003 at 106.75% if the trading price of the Company's stock equals or exceeds $91.01 per share on the NYSE for a specified period, subject to certain conditions. Interest is payable quarterly in arrears commencing June 30, 2000. Subject to certain conditions, the Company has the right to defer payment of interest on the Convertible Preferred Securities for up to 20 consecutive quarterly periods. Interest and principal are payable in cash or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the Convertible Preferred Securities.

8.  COMMON SHARES

    On March 22, 2000, concurrent with the Convertible Preferred Securities offering, the Company issued 2,000,000 common shares for gross proceeds of $101,125,000 less offering costs of $5,800,000. At June 30, 2000, a portion of these costs have not been paid and are included in accounts payable.

    During the six months ended June 30, 2000, 601,193 stock options were exercised for proceeds of $7,076,000

    The number of common shares outstanding at June 30, 2000 and December 31, 1999 were 64,796,977 and 62,195,784, respectively.

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

9.  EARNINGS PER SHARE

    The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows (number of shares in thousands):

                                                                     THREE MONTHS           SIX MONTHS
                                                                         ENDED                 ENDED
                                                                       JUNE 30,              JUNE 30,
                                                                  -------------------   -------------------
                                                                    2000       1999       2000       1999
                                                                  --------   --------   --------   --------
    BASIC EARNINGS PER SHARE
      Net income................................................  $22,342    $10,870    $15,444    $18,305
                                                                  =======    =======    =======    =======
      Weighted average number of common shares outstanding......   64,765     49,068     63,775     49,068
                                                                  =======    =======    =======    =======
      Basic earnings per share..................................  $  0.34    $  0.22    $  0.24    $  0.37
                                                                  =======    =======    =======    =======

                                                                     THREE MONTHS           SIX MONTHS
                                                                         ENDED                 ENDED
                                                                       JUNE 30,              JUNE 30,
                                                                  -------------------   -------------------
                                                                    2000       1999       2000       1999
                                                                  --------   --------   --------   --------
    DILUTED EARNINGS PER SHARE
      Net income................................................  $22,342    $10,870    $15,444    $18,305
                                                                  =======    =======    =======    =======
      Weighted average number of common shares outstanding......   64,765     49,068     63,775     49,068
      Dilutive effect of warrants...............................    4,348      1,619      4,542      1,619
      Dilutive effect of stock options..........................    2,446      1,993      2,608      1,993
                                                                  -------    -------    -------    -------
      Adjusted weighted average number of common shares
        outstanding.............................................   71,559     52,680     70,925     52,680
                                                                  =======    =======    =======    =======
      Diluted earnings per share................................  $  0.31    $  0.21    $  0.22    $  0.35
                                                                  =======    =======    =======    =======

10. COMPREHENSIVE INCOME

    Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

                                                                     THREE MONTHS           SIX MONTHS
                                                                         ENDED                 ENDED
                                                                       JUNE 30,              JUNE 30,
                                                                  -------------------   -------------------
                                                                    2000       1999       2000       1999
                                                                  --------   --------   --------   --------
    Net income..................................................  $22,342    $10,870    $15,444    $18,305
                                                                  -------    -------    -------    -------
    Other comprehensive income (loss)
      Foreign currency translation adjustment...................   (1,090)     1,592     (1,529)     1,978
      Unrealized holding gain (loss) on long-term investments...   (1,536)       182       (643)      (636)
                                                                  -------    -------    -------    -------
    Other comprehensive income (loss)...........................   (2,626)     1,774     (2,172)     1,342
                                                                  -------    -------    -------    -------
    Comprehensive income........................................  $19,716    $12,644    $13,272    $19,647
                                                                  =======    =======    =======    =======

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

11. CHANGE IN NON-CASH OPERATING ITEMS

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                  -------------------
                                                                    2000       1999
                                                                  --------   --------
    Accounts receivable.........................................  $(22,041)  $ 6,497
    Inventories.................................................   (11,517)   (4,471)
    Deposits and prepaid expenses...............................        97      (145)
    Accounts payable and accrued liabilities....................    (7,961)   (3,259)
    Income taxes payable........................................     1,320       301
    Customer prepayments........................................     4,960    11,610
                                                                  --------   -------
                                                                  $(35,142)  $10,533
                                                                  ========   =======

12. LEGAL PROCEEDINGS

    In March 1998, Biovail commenced an action in the district court of New Jersey against Hoechst Aktiengesellschaft and related parties to recover monetary damages and gain injunctive relief for what Biovail believes to be violations of U.S. anti-trust law. In addition, Biovail's complaint alleges that the various defendant parties engaged in breach of contract, deceptive trade practices, restraint of trade, unfair competition and other violations of the law. The action is proceeding to documentary and witness discovery. Biovail anticipates a trial by early 2001.

    From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    In this regard, Biovail and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

    Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On August 25, 1998, Andrx Pharmaceutical, Inc. ("Andrx") submitted to Biovail a Notice of Certification under the FDC Act certifying that the ANDA filed by Andrx for a generic version of Tiazac-Registered Trademark- did not infringe on Biovail's patent. In October 1998, Biovail commenced a patent infringement suit against Andrx. A non-jury trial in this action was completed in February 2000. On March 8, 2000, the district court ruled in favor of Andrx stating that there was no infringement of Biovail's patent. Biovail has appealed this ruling. Andrx' ANDA for its generic version of Tiazac has not yet been tentatively approved by the FDA. Under current FDA regulations, the FDA will not approve Andrx' ANDA for a period of 30 months from the date Biovail first received the Notice of Patent Certification or the date when Andrx successfully defends Biovail's appeal, whichever occurs first.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail Technologies seeks $25 million in damages, treble damages of $75 million, interest, punitive damages and attorneys fees. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

12. LEGAL PROCEEDINGS (CONTINUED)
    In connection with the Fuisz acquisition Biovail entered into a Consulting Agreement (the "Consulting Agreement") and an Option Agreement (the "Option Agreement") (together, the "Agreements") with Richard Fuisz. Pursuant to the Agreements Biovail acquired Richard Fuisz' shares in Fuisz
    Technologies Ltd. In March 2000, Richard Fuisz commenced an action in the district court of Delaware against Biovail (the "Delaware Action").

    The Delaware Action alleges that Biovail fraudulently induced the Agreements and that Biovail is in breach of the Agreements. The Delaware Action seeks rescission of the Agreements plus damages or, in the alternative, entitlement to a sum of $8 million plus interest pursuant to the Consulting Agreement. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and intends to vigorously defend the lawsuit.

    While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes that none of the matters, individually or in aggregate, will have a material adverse effect on Biovail's financial position, results of operations or cash flows.

13. SEGMENTED INFORMATION

    Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

    Organizationally, the Company's operations consist of three segments -- Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

    The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

                              BIOVAIL CORPORATION

      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

13. SEGMENTED INFORMATION (CONTINUED)
    The following table sets forth information regarding segment operating income:

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 2000                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $42,362      $15,495        $ 2,585     $ 60,442
                                                                  -------      -------        -------     --------
    Segment operating income (loss).............................   21,854       (1,213)         2,572       23,213
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (1,810)
      Interest income, net......................................                                             2,383
                                                                                                          --------
    Income before income taxes..................................                                          $ 23,786
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 1999                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $24,979      $ 7,878        $ 2,550     $ 35,407
                                                                  -------      -------        -------     --------
    Segment operating income....................................   12,867          876          2,524       16,267
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (1,965)
                                                                                                          --------
      Interest expense, net.....................................                                            (2,657)
                                                                                                          --------
    Income before income taxes..................................                                          $ 11,645
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 2000                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $75,993      $25,996        $ 5,313     $107,302
                                                                  -------      -------        -------     --------
    Segment operating income (loss).............................   38,317       (4,007)         5,260       39,570
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (3,947)
      Interest income, net......................................                                             2,117
                                                                                                          --------
    Income before income taxes..................................                                          $ 37,740
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 1999                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $37,541      $13,955        $11,502     $ 62,998
                                                                  -------      -------        -------     --------
    Segment operating income....................................   16,072        1,178         11,277       28,527
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (3,465)
      Interest expense, net.....................................                                            (5,449)
                                                                                                          --------
    Income before income taxes..................................                                          $ 19,613
                                                                                                          ========

                              BIOVAIL CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OVERVIEW

    We derive our revenues from: (i) developing and licensing oral controlled-release products utilizing our proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers and from direct marketing of proprietary and in-licensed products in Canada; and (iii) providing pharmaceutical contract research services to third parties.

CHANGE IN ACCOUNTING REPORTING CONVENTION

    As of January 1, 2000, we began to report our consolidated results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

    The decision to provide U.S. GAAP financial results was driven by our desire to make it easier for the majority of our shareholders to assess our financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of our industry customers and competitors.

RESULTS OF OPERATIONS

    Revenue for the quarter ended June 30, 2000 was $60.4 million and for the six months ended June 30, 2000 was $107.3 million, increases of $25.0 million or 71% and $44.3 million or 70%, respectively over the comparable periods in 1999. The increases were primarily due to higher product sales and third party research and development revenue. Operating income for the quarter ended
June 30, 2000 was $21.4 million, a 50% increase over the comparable period of 1999 and for the six months ended June 30, 2000 operating income was $35.6 million, a 42% increase over the comparable period in 1999. Net income of $22.3 million, or $0.31 per share on a diluted basis, was earned in the quarter ending June 30, 2000, a 106% increase over net income of $10.9 million, or $0.21 per share on a diluted basis, in the comparable period of 1999. During the first quarter of 2000, we repurchased all of our outstanding 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes") at a premium resulting in an extraordinary charge of $20.0 million. Income before this extraordinary item for the six months ended June 30, 2000, was $35.5 million, or $0.50 per share on a diluted basis, an increase of 94% over income before extraordinary item of $18.3 million, or $0.35 per share on a diluted basis, in the same period of 1999. Net income for the six months ended June 30, 2000 was $15.4 million, or $0.22 per share on a diluted basis, compared to net income of $18.3 million, or $0.35 per share on a diluted basis, in the comparable period of 1999.

    Product sales for the quarter ended June 30, 2000 were $42.4 million and for the six months ended June 30, 2000 were $76.0 million, increases of $17.4 million or 70% and $38.5 million or 102%, respectively over the comparable periods in 1999. The growth in product sales was attributable to sales of generic Adalat CC and Voltaren XR in the U.S. and increased sales of Tiazac-Registered Trademark- and Celexa in Canada.

    Research and development revenue for the quarter ended June 30, 2000 was $15.5 million and for the six months ended June 30, 2000 was $26.0 million, increases of $7.6 million or 97% and $12.0 million or 86%, respectively over the comparable periods in 1999. The increase was primarily due to a higher level of activity relating to the development of branded products on behalf of Intelligent Polymers Limited ("IPL").

    Net royalty and licensing revenue for the quarter ended June 30, 2000 was $2.6 million and for the six months ended June 30, 2000 was $5.3 million, compared to $2.6 million and $11.5 million in the same periods of 1999. The decline in royalty and licensing revenue for the six months ended June 30, 2000, compared to the same period in 1999, was due to a fee received in the first quarter of 1999 from Mylan Pharmaceuticals Inc. ("Mylan") related to a co-marketing agreement with respect to a generic version of Verelan.

COST OF GOODS SOLD AND GROSS MARGINS

    The cost of goods sold as a percentage of product sales was 32% for the quarter and six months ended June 30, 2000, compared to 31% for the quarter ended June 30, 1999 and 34% for the six months ended June 30, 1999.

    Gross margins on product sales for the quarter and six months ended
June 30, 2000 were 68%, compared to 69% for the quarter ended June 30, 1999 and 66% for the six months ended June 30, 1999. The Company's gross margins are impacted by product sales price, product mix, manufacturing volumes and manufacturing costs. The improvement in gross margins for the six months ended June 30, 2000 compared to the same period in 1999 was due to the higher margin contributions from new products.

RESEARCH AND DEVELOPMENT

    Research and development expenses for the quarter ended June 30, 2000 were $13.9 million and for the six months ended June 30, 2000 were $25.7 million, increases of $7.5 million or 116% and $13.9 million or 118%, respectively over the comparable periods in 1999. The increased spending related to increased activity on the development of NDA products for IPL and the development of rapid dissolve products utilizing our Flash Dose-Registered Trademark- technology.

    The Company has continued its development of acquired in-process research and development projects relating to the Fuisz acquisition. In April 2000, the first commercialization of a Flash Dose product Nurofen Meltlets, a new form of ibuprofen, was approved and launch in the United Kingdom.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for the quarter ended June 30, 2000 were $11.6 million and for the six months ended June 30, 2000 were $21.4 million, increases of $4.8 million or 70% and $8.1 million or 61%, respectively over the comparable periods in 1999. The increases were due to increased legal activity, the addition of Biovail Technologies Ltd. including the amortization of goodwill and executive additions to our management team.

OPERATING INCOME

    Operating income increased to $21.4 million for the quarter ended June 30, 2000, from $14.3 million for the same period of 1999. For the six months ended June 30, 2000, operating income increased to $35.6 million from $25.1 million in the comparable period of 1999.

    Segment operating income for the quarter ended June 30, 2000, before unallocated selling, general and administrative expenses, was $23.2 million, compared to $16.3 million for the same period of 1999. Of the 2000 total, product sales accounted for $21.9 million, compared to $12.9 million in 1999. This increase relates primarily to sales of generic Adalat CC and Voltaren XR in the U.S. and increased sales of Tiazac-Registered Trademark- and Celexa in Canada. The research and development segment had an operating loss of $1.2 million in 2000, compared to operating income of $876,000 in 1999. The loss in 2000 is attributable to work being performed at Biovail Technologies Ltd. to develop rapid dissolve products that will utilize our Flash
Dose-Registered Trademark- technology. Royalty and licensing activities generated operating income of $2.6 million in 2000, compared to $2.5 million in 1999.

    Segment operating income for the six months ended June 30, 2000, before unallocated selling, general and administrative expenses, was $39.6 million, compared to $28.5 million for the same period of 1999. Of the 2000 total, product sales accounted for $38.3 million, compared to $16.1 million in the prior year. The research and development segment had an operating loss of $4.0 million in 2000, compared to operating income of $1.2 million in 1999. The changes in the product sales and research and development segments, as between 2000 and 1999, are attributable to the same factors as set forth above for the second quarter. Royalty and licensing activities generated operating income of $5.3 million in 2000, compared to $11.3 million in 1999, which included the fee received related to the co-marketing agreement with Mylan with respect to Verelan in the first quarter of 1999.

INTEREST

    Net interest income was $2.4 million for the quarter ended June 30, 2000 compared to net interest expense of $2.7 million in the same period of 1999. For the six months ended June 30, 2000, net interest income was $2.1 million compared to net interest expense of $5.4 million in the same period of 1999. For the quarter and six months ended June 30, 2000, interest income was earned primarily on the proceeds from the concurrent offering on March 22, 2000 of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities") and two million common shares, that have been invested in high-grade commercial paper. Partially offsetting the interest earned on these proceeds, was interest expense on the Convertible Preferred Securities after March 22, 2000 and on the Senior Notes prior to this date. In 1999, net interest expense was primarily related to interest on the Senior Notes.

INCOME TAXES

    Income taxes for the quarter ended June 30, 2000 were $1.4 million compared to $775,000 in the same period of 1999. For the six months ended June 30, 2000, income taxes were $2.3 million compared to $1.3 million in the same period of 1999. The Company's tax provision is related to our foreign subsidiaries, in which lower statutory tax rates apply than those in Canada. The benefit of tax losses historically incurred by the Canadian operations and by the U.S. operations of Biovail Technologies Ltd. has not been recognized for accounting purposes to-date.

INCOME BEFORE EXTRAORDINARY ITEM

    Income before extraordinary item for the six months ended June 30, 2000 was $35.5 million, or $0.50 per share on a diluted basis, and $18.3 million, or $0.35 per share on a diluted basis, for the comparable period of 1999.

EXTRAORDINARY ITEM

    In March 2000, we successfully tendered for and retired our Senior Notes. We recorded a $20.0 million extraordinary charge related to the premium paid on early extinguishment and the write-off of the deferred financing costs associated with the notes.

NET INCOME

    Net income for the quarter ended June 30, 2000 was $22.3 million, or $0.31 per share on a diluted basis, compared to $10.9 million, or $0.21 per share on a diluted basis, in the same period of 1999. After deducting the extraordinary item, net income for the six months ended June 30, 2000 was $15.4 million, or $0.22 per share on a diluted basis, compared to $18.3 million, or $0.35 per share on a diluted basis, for the same period of 1999.

EBITDA

    For the reasons set forth above, EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $9.9 million or 62% to $25.9 million for the quarter ended June 30, 2000 from $16.0 million in the comparable period of 1999. For the six months ended June 30, 2000, EBITDA increased by $17.4 million or 62% to $45.6 million from $28.2 million in the comparable period of 1999. The ratio of total debt at June 30, 2000 to EBITDA for the six months ended June 30, 2000 was 6.6:1 compared to 4.5:1 for the same periods of 1999.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 2000, our cash position was $447.5 million, our cash plus short-term investments was $509.1 million and our working capital was $554.2 million, representing a working capital ratio of 9.7:1. At December 31, 1999, our cash position was $178.1 million, our cash plus short-term investments was $244.0 million and our working capital was $265.7 million, representing a working capital ratio of 4.6:1.

    Cash flows from operating activities (after changes in non-cash operating items) was $10.2 million for the six months ended June 30, 2000 compared to $32.9 million in the same period of 1999. The decline from the prior year was primarily due to increases in accounts receivable and inventories, reflecting higher levels of product shipments and manufacturing activity.

    Cash flows from investing activities, for the six months ended June 30, 2000, totaled $16.4 million and related mainly to the proceeds from the sale of Clonmel Healthcare Limited ("Clonmel") of $20.0 million and the net activity in short-term investments of $4.2 million. Additions to property, plant and equipment totaled $5.8 million in the six months ended June 30, 2000 compared to $2.8 million in same period of 1999. Acquisitions of long-term investments totaled $2.3 million in the six months ended June 30, 2000 and no investments were made in the same period of 1999. For the six months ended June 30, 1999, we had acquired product rights for $1.8 million.

    Cash flows from financing activities, for the six months ended June 30, 2000, include the concurrent offering on March 22, 2000 of Convertible Preferred Securities and common shares. The Convertible Preferred Securities were issued for gross proceeds of $300 million ($289.4 million, net of financing costs) and the common shares were issued for gross proceeds of $101.1 million
($95.7 million, net of issuance costs). On the same date, $141.0 million of the proceeds were used to repurchase the $125 million principal of our outstanding Senior Notes, and pay a premium of $16.0 million. We reduced other long-term debt, principally through the repayment of the term bank loan in connection with the sale of Clonmel, by $10.7 million. Common shares issued on the exercise of stock options generated $7.1 million during the six months ended June 30, 2000. In the same period of 1999, cash used in financing activities reflected the repurchase of common shares in the amount of $23.6 million and the repayment of long-term debt of $300,000, offset in part by the issuance of common shares on the exercise of stock options for $2.1 million. Cash received from IPL pursuant to the development and licensing agreement is prorated between research and development revenue and the warrant subscription receivable. For the six months ended June 30, 2000, the amount allocated to the warrant subscription receivable was $2.3 million compared to $1.4 million in the same period of 1999.

    Exchange rate changes on foreign currency denominated cash balances resulted in a decrease in cash of $73,000 in the six months ended June 30, 2000 as compared to a increase in cash of $117,000 in the same period of 1999.

    As a result of the foregoing, we had positive cash flow of $269.4 million for the six months ended June 30, 2000 compared to $8.1 million in the same period of 1999.

    After completing our Convertible Preferred Securities offering, the repurchase of our Senior Notes and the repayment of a portion of our other long-term debt, we had total long-term debt (including current portions thereof) of $301.3 million at June 30, 2000, compared to $137.5 million at December 31, 1999. The debt-to-equity ratio at June 30, 2000 was 0.8:1 compared to 0.5:1 at December 31, 1999. Long-term debt at June 30, 2000 was comprised of
$300 million of Convertible Preferred Securities and $1.3 million of other debt. In addition, we have a $75 million banking facility available. At June 30, 2000, we had not utilized any portion of this facility.

    We believe we have adequate capital and sources of financing to support our ongoing operational and interest requirements and investment objectives. We believe that we would be able to raise capital, if necessary, to support our objectives.

    It is possible that our results of operations for the current fiscal year will be impacted by potential costs relating to the rationalization of certain of our research and development facilities. We are currently evaluating our business plans and, accordingly, we are not able to determine the costs of this process at the present time.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We do not believe that we have material exposure to financial market risks, including changes in foreign currency exchange rates and interest rates on debt instruments and short-term investments.

    We and our subsidiaries generate revenue and incur expenses primarily in U.S. dollars. We do not believe that we have significant exposure to exchange risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar.

    On March 22, 2000, we issued $300 million of Convertible Preferred Securities. The interest rate on these securities is fixed and therefore is not subject to interest rate risk. The proceeds were used, in part, to repurchase our $125 million of Senior Notes, due November 15, 2005 for consideration of $141.0 million. Such consideration included a consent payment of $2.5 million and a premium of approximately $13.5 million calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due
November 20, 2002.

    From time to time we have surplus funds available for investment. Our policy is to invest such funds in high-grade commercial paper and U.S. government treasury bills with varying maturities, typically of less than 90 days. In light of the high quality and short-term duration of these investments, the Company believes that there is no significant risk to the principal value of these investments.

    Inflation has not had a material impact on our operations.

RECENT ACCOUNTING DEVELOPMENTS

    The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is required to be adopted in the first quarter of 2001. We are determining the impact of the adoption of the new statement.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. In July 2000, the SEC further delayed the implementation date to the fourth quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. We are continuing to evaluate SAB 101's potential future impact on our financial position and results of operations with respect to upfront fees and milestone payments earned by us under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

FORWARD -- LOOKING STATEMENTS

    To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

                              BIOVAIL CORPORATION
                          PART II -- OTHER INFORMATION

1.  OPERATIONAL INFORMATION

    The press releases issued by the Company subsequent to the filing of SEC Form 6-K on May 30, 2000 are as follows:

    a)  On May 30, 2000, the Company announced Senior Executive appointments.

    b) On June 29, 2000, the Company announced the successful completion of the development of a novel controlled release formulation of Celexa-Registered Trademark- citalopram.

    c) On July 25, 2000, the Company announced that it had received tentative approval from the FDA for its generic version of Procardia XL.

    d) On July 27, 2000, the Company announced record second quarter 2000 financial results.

2.  LEGAL PROCEEDINGS

    For detailed information concerning legal proceedings, reference is made to
Note 11 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1999.

3.  MATERIAL ISSUED TO SHAREHOLDERS

    The material issued by the Company to shareholders are attached as the following exhibits:

    Exhibit 99.1 Consolidated financial statements in U.S. dollars and in accordance with Canadian GAAP

    Exhibit 99.2  Interim Report 2000 -- Second Quarter Report to Shareholders

4.  ADDITIONAL DEVELOPMENTS

    SENIOR EXECUTIVE APPOINTMENTS

    In May 2000, Brian H. Crombie was appointed Senior Vice President and Chief Financial Officer of the Company and Michel P. Chouinard was appointed Vice President and General Manager of Crystaal.

    PROCARDIA XL

    In July 2000, the Company received tentative approval from the U.S. Food and Drug Administration for its generic once daily controlled release version of Procardia XL. Procardia XL is a nifedipine product indicated for the treatment of hypertension and angina.

    NUROFEN MELTLETS

    In April 2000, the first commercial introduction of a Flash Dose-Registered Trademark- product took place. Nurofen Meltlets, a new form of ibuprofen, were launched in the United Kingdom by Crookes Healthcare Ltd., a division of Boots Healthcare International. Nurofen Meltlets are manufactured for Boots by the Company's subsidiary, Biovail Technologies Ltd., using its patented Flash Dose-Registered Trademark- technology.

    ADALAT CC

    In March 2000, the Company received final approval from the U.S. Food and Drug Administration for its in-licensed 30mg dosage strength of Adalat CC. The Company in-licensed the 30mg dosage strength from Elan Corporation plc in October 1999. This arrangement allowed the Company to market the 30mg dosage strength, through its marketing partner Teva Pharmaceuticals Industries Ltd., six months earlier than originally scheduled.

    VOLTAREN XR

    In February 2000, the Company received final approval from the U.S. Food and Drug Administration for its generic version of Voltaren XR. The Company immediately began to market its generic Voltaren XR through its marketing partner, Teva Pharmaceuticals Industries Ltd.

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
                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       BIOVAIL CORPORATION

                                                       By:                /s/ JOHN R. MISZUK
                                                            ----------------------------------------------
                                                                            John R. Miszuk
                                                                      VICE PRESIDENT, CONTROLLER

August 25, 2000

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